UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                      Milton Federal Financial Corporation
           __________________________________________________________
                                (Name of Issuer)


                                  Common Shares
           __________________________________________________________
                         (Title of Class of Securities)


                                   601795 10 7
           __________________________________________________________
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




CUSIP No.   601795 10 7               13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       National City Bank


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) _____

                                                               (b) __X__

  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


                   5   SOLE VOTING POWER

                       152,992
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       -0-

                   8   SHARED DISPOSITIVE POWER

                       -0-


  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       152,992


  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.4%

  12   TYPE OF REPORTING PERSON*

       BK

CUSIP No.   601795 10 7               13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Milton Federal Financial Corporation Employee Stock Ownership Plan


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio


                   5   SOLE VOTING POWER

                       -0-
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       192,240

                   8   SHARED DISPOSITIVE POWER

                       -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       192,240


  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.0%

  12   TYPE OF REPORTING PERSON*

       EP

ITEM 1(A).      Name of Issuer:

                Milton Federal Financial Corporation


ITEM 1(B).      Address of Issuer's Principal Executive Offices:

                25 Lowry Drive
                West Milton, Ohio 45383

ITEM 2(A).      Name of Person Filing:

                National City Bank

                Milton Federal Financial Corporation Employee Stock Ownership
                   Plan

ITEM 2(B).      Address of Principal Business Office or, if none,
                Residence:

                National City Bank
                6 North Main Street
                Dayton, Ohio 45412-2380

                Milton Federal Financial Corporation Employee Stock Ownership
                   Plan
                National City Bank, Trustee
                6 North Main Street
                Dayton, Ohio 45412-2380

ITEM 2(C).      Citizenship:

                National City Bank:  United States
                Milton Federal Financial Corporation Employee Stock Ownership
                   Plan:
                      Organized in Ohio

ITEM 2(D).      Title of Class of Securities:

                Common Shares

ITEM 2(E).      CUSIP Number

                601795 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)  [ ]    Broker or Dealer registered under Section 15 of
                            the Act


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

                (b)  [x]    Bank as defined in section 3(a)(6) of the Act

                (c)  [ ]    Insurance Company as defined in section 3(a)(19)
                            of the Act

                (d)  [ ]    Investment Company registered under section 8 of
                            the Investment Company Act

                (e)  [ ]    Investment Advisor registered under section 203 of
                            the Investment Advisers Act of 1940

                (f)  [x]    Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or
                            Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                (g)  [ ]    Parent Holding Company, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(G)

                (h)  [ ]    Group, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(H)


ITEM 4.         Ownership:

                NATIONAL CITY BANK

                (a)   Amount Beneficially Owned:

                      152,992

                (b)   Percent of Class:

                      6.4%

                (c)   Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:  152,992

                      (ii)  shared power to vote or to direct the vote:  -0-

                      (iii) sole power to dispose or to direct the disposition
                            of:  -0-

                      (iv) shared power to dispose or to direct the disposition of: -0-

MILTON FEDERAL FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                (a)   Amount Beneficially Owned:

                      192,240

                (b)   Percent of Class:

                      8.0%

                (c)   Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:  -0-

                      (ii)  shared power to vote or to direct the vote:  -0-

                      (iii) sole power to dispose or to direct the disposition
                            of: 192,240

                      (iv) shared power to dispose or to direct the disposition of: -0-


                At December 31, 1996, there were 192,240 common shares of Milton Federal Financial Corporation held by the Milton Federal Financial Corporation Employee Stock Ownership Plan (the "Plan"). National City Bank is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1996, 39,248 shares had been allocated to Plan participants.

                Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan to certain circumstances.

ITEM 5.         Ownership of Five Percent or Less of a Class:

                Not applicable.

ITEM 6.         Ownership of More Than Five Percent on Behalf of Another
                Person:

                Not applicable.


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



ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not applicable.

ITEM 8.         Identification and Classification of Members of the Group:

                Not applicable.

ITEM 9.         Notice of Dissolution of Group:

                Not applicable.

ITEM 10.        Certification:

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    NATIONAL CITY BANK


Date: February 24, 1997                   By /s/ David Smeltzer
                                             ___________________________________
                                                 David Smeltzer

                                    MILTON FEDERAL FINANCIAL
                                    CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN


                                    By National City Bank, Trustee



Date: February 24, 1997                   By /s/ David Smeltzer
                                             ___________________________________
                                                 David Smeltzer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Milton Federal Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                       NATIONAL CITY BANK



Date:  February 24, 1997               By /s/ David Smeltzer
                                          ______________________________________
                                              David Smeltzer



                            MILTON FEDERAL FINANCIAL
                           CORPORATION EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                         By National City Bank, Trustee



Date:  February 24, 1997               By /s/ David Smeltzer
                                          ______________________________________
                                              David Smeltzer